Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Dear [            ]:

We have some exciting news to share. Today we announced that American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier. The combined company will retain the iconic American Airlines name and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

This transaction brings significant benefits to all of our stakeholders, including our Express partners. By combining American Airlines’ and US Airways’ complementary flight networks, we can increase efficiency and provide more options for customers. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world.

We look forward to offering customers enhanced connectivity within the oneworld® Alliance, creating more options for travel and benefits both domestically and internationally. The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. All of this is great news for our Express partners, who provide a significant portion of this lift.

What Happens Next

As we work toward completing the transaction, it remains business as usual at US Airways and with our relationship – nothing will immediately change. All schedules, contracts and agreements remain in place. The most important thing that our Express partners can do is remain committed to providing our customers with the safety, care and reliable service they expect.

In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. We expect the combination to be completed in the third quarter of 2013.

You can read the press release and other information on the merger at www.newAmericanarriving.com, which includes relevant employee and customer resources. We appreciate our partnership with your airline and look forward to continuing to work with you to serve our customers. We will be sure to keep you posted as we move forward. Please feel free to contact me if you have questions or would like to discuss this further.

Sincerely,

[            ]

Dear [            ]:

We have some exciting news to share. Today we announced that American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier. The combined company will retain the iconic American Airlines name and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

This transaction brings significant benefits to all of our stakeholders, including our Express partners. By combining American Airlines’ and US Airways’ complementary flight networks, we can increase efficiency and provide more options for customers. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world.

We look forward to offering customers enhanced connectivity within the oneworld® Alliance, creating more options for travel and benefits both domestically and internationally. The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. All of this is great news for our Express partners, who provide a significant portion of this lift.

What Happens Next

As we work toward completing the transaction, it remains business as usual at US Airways and with our relationship – nothing will immediately change. All schedules, contracts and agreements remain in place. The most important thing that our Express partners can do is remain committed to providing our customers with the safety, care and reliable service they expect.

In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. We expect the combination to be completed in the third quarter of 2013.

You can read the press release and other information on the merger at www.new Americanarriving.com, which includes relevant employee and customer resources. We appreciate our partnership with your airline and look forward to continuing to work with you to serve our customers. We will be sure to keep you posted as we move forward. Please feel free to contact me if you have questions or would like to discuss this further.

Sincerely,

[            ]

Webcasts Today!

•       Analyst Conference Call: 6:30 am MT

–  Webcast: INSERT LINK

•       Press Conference: 9:00 am MT

–  U.S. dial in: (877) 331-3424 (International dial-ins below)

•       Employee Meetings at CHQ

Hosted by US Airways CEO Doug Parker: 5:00 pm MT

–  Webcast: INSERT LINK

To listen live, we ask that you join local conference room

“listen-ins” – or feel free to listen to the replay at any time

Dear Fellow Employees,

I wanted to share some great news about our parent company, US Airways Group. This morning, US Airways announced that it will combine with American Airlines to create the new American Airlines, a premier global carrier. The combined company will retain the iconic American Airlines name.

For Piedmont, the merger provides the opportunity to be part of a financially and operationally stronger airline with the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. Piedmont has been an important part of the success of US Airways and will be instrumental to the success of the combined company. We expect regional carrier service of Piedmont, PSA as well as American Airlines’ American Eagle to continue providing seamless connection service to the new American Airlines.

We are excited about this combination and the opportunities the new American Airlines will offer to all US Airways stakeholders, including Piedmont travelers. The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. The result for consumers is a highly competitive alternative to other global carriers. The combined airline will enhance connectivity within the oneworld® Alliance, creating more options for travel and benefits both domestically and internationally. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. This is great news for all of us in the US Airways family.

The combined airline will continue to serve the small metropolitan areas and communities that are our focus. As you know, airlines such as ours are often the lifeblood of these communities, furthering economic development and providing customers with enhanced service, increased access and convenience.

As we work towards completing the transaction, it remains business as usual at Piedmont – you should know that nothing will immediately change. Your pay, benefits, scheduling and travel privileges are the same today as they were yesterday. We must all continue to focus on providing our customers with the high-quality service they expect.

What Happens Next

In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. US Airways expects the combination to be completed in the third quarter of 2013.

Today’s announcement is likely to generate lots of questions. To help answer some of yours, we have attached some FAQs and customer-facing talking points. I also encourage you to visit Wings and American Airlines and US Airways’ new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. We also want to hear from you directly: use corporatecommunication@usairways.com to submit any questions you may have.

On behalf of the Piedmont management team, I’d like to take this opportunity to thank you for all that you do each day to make our company great. Your commitment to our customers has been a tremendous asset to this company, and I hope you share my pride at what we’ve accomplished together and enthusiasm for what’s ahead. I will keep you posted on any developments related to this announcement.

/S/

Stephen R. Farrow

President and CEO

Piedmont Airlines, Inc.

International Dial-ins:

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

APAC Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation,

P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Webcasts Today!

•       Analyst Conference Call: 6:30 am MT

–  Webcast INSERT LINK

•       Press Conference: 9:00 am MT

–  U.S. dial in: (877) 331-3424 (International dial-ins below)

•       Employee Meetings at CHQ

Hosted by US Airways CEO Doug Parker: 5:00 pm MT

–  Webcast: INSERT LINK

To listen live, we ask that you join local conference room

“listen-ins” – or feel free to listen to the replay at any time

Dear Fellow Employees,

I wanted to share some great news about our parent company, US Airways Group. This morning, US Airways announced that it will combine with American Airlines to create the new American Airlines, a premier global carrier. The combined company will retain the iconic American Airlines name.

For PSA, the merger provides the opportunity to be part of a financially and operationally stronger airline with the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. PSA has been an important part of the success of US Airways and will be instrumental to the success of the combined company. We expect regional carrier service of PSA, Piedmont as well as American Airlines’ American Eagle to continue providing seamless connection service to the new American Airlines.

We are excited about this combination and the opportunities the new American Airlines will offer to all US Airways stakeholders, including PSA travelers. The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. The result for consumers is a highly competitive alternative to other global carriers. The combined airline will enhance connectivity within the oneworld® Alliance, creating more options for travel and benefits both domestically and internationally. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. This is great news for all of us in the US Airways family.

The combined airline will continue to serve the small metropolitan areas and communities that are our focus. As you know, airlines such as ours are often the lifeblood of these communities, furthering economic development and providing customers with enhanced service, increased access and convenience.

As we work towards completing the transaction, it remains business as usual at PSA – you should know that nothing will immediately change. Your pay, benefits, scheduling and travel privileges are the same today as they were yesterday. We must all continue to focus on providing our customers with the high-quality service they expect.

What Happens Next

In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. US Airways expects the combination to be completed in the third quarter of 2013.

Today’s announcement is likely to generate lots of questions. To help answer some of yours, we have attached some FAQs and customer-facing talking points. I also encourage you to visit Wings and American Airlines and US Airways’ new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. We also want to hear from you directly: use corporate.communications@usairways.com to submit any questions you may have.

On behalf of the PSA management team, I’d like to take this opportunity to thank you for all that you do each day to make our company great. Your commitment to our customers has been a tremendous asset to this company, and I hope you share my pride at what we’ve accomplished together and enthusiasm for what’s ahead. I will keep you posted on any developments related to this announcement.

/S/

Keith Houk

President and CEO

PSA Airlines, Inc.

International Dial-ins:

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

APAC Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation,

P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Text for Piedmont Intranet re: Merger

US Airways and American Airlines Announce Plans to Combine to Create a Premier Global Carrier. Our parent company, US Airways, has announced that it will combine with American Airlines to create the new American Airlines, a premier global carrier. For Piedmont, the merger provides the opportunity to be part of a financially and operationally stronger airline with the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. We continue to fly ‘business as usual’ and nothing changes immediately as a result of today’s announcement. For more information about this announcement, please visit Wings or American Airlines’ and US Airways’ new joint website, www.newAmericanarriving.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Text for PSA Intranet re: Merger

US Airways and American Airlines Announce Plans to Combine to Create a Premier Global Carrier. Our parent company, US Airways, has announced that it will combine with American Airlines to create the new American Airlines, a premier global carrier. For PSA, the merger provides the opportunity to be part of a financially and operationally stronger airline with the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. We continue to fly ‘business as usual’ and nothing changes immediately as a result of today’s announcement. For more information about this announcement, please visit Wings or American Airlines’ and US Airways’ new joint website, www.newAmericanarriving.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.